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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                           PhoneTel Technologies, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   71921H-10-9
                                 (CUSIP Number)


Mr. J. Ezra Merkin                     With a copy to:
Gabriel Capital, L.P.                  Robert M. Friedman, Esq.
450 Park Avenue, Ste. 3201             Shereff, Friedman, Hoffman & Goodman, LLP
New York, New York  10022              919 Third Avenue
(212) 838-7200                         New York, New York 10022
                                       (212) 758-9500
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 15, 1997
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: / /.

Note: One copy and an EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No. 71921H-10-9                                         Page 2 of 10 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Gabriel Capital, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /X/
                                                                       (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                 509,386
        EACH
      REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON
         WITH          10      SHARED DISPOSITIVE POWER
                               509,386

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                               509,386

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               3.1%

14       TYPE OF REPORTING PERSON*
                               PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  71921H-10-9                                        Page 3 of 10 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Ariel Fund Limited

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /X/
                                                                       (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         CAYMAN ISLANDS

      NUMBER OF        7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                 591,378
        EACH
      REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON
         WITH          10      SHARED DISPOSITIVE POWER
                               591,378


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                               591,378

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               3.6%

14       TYPE OF REPORTING PERSON*
                               CO

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  71921H-10-9                                        Page 4 of 10 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Ariel Management Corp.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  /X/
                                                                       (b)  / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                 591,378
        EACH
      REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON
         WITH          10      SHARED DISPOSITIVE POWER
                               591,378

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                               591,378

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               3.6%

14       TYPE OF REPORTING PERSON*
                                    CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  71921H-10-9                                        Page 5 of 10 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  J. Ezra Merkin

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  /X/
                                                                      (b)  / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

      NUMBER OF        7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                 1,100,764
        EACH
      REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON
         WITH          10      SHARED DISPOSITIVE POWER
                               1,100,764

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                               1,100,764

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               6.7%

14       TYPE OF REPORTING PERSON*
                               IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

         This Amendment No. 4 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of August 29, 1995 (the "Schedule 13D") filed by Gabriel Capital, L.P., Ariel Fund Limited, Ariel Management Corp. and J. Ezra Merkin (the "Reporting Persons") relating to the common stock (the "Common Stock") of PhoneTel Technologies, Inc. (the "Issuer"). The address of the Issuer is 650 Statler Office Tower, 1127 Euclid Avenue, Cleveland, Ohio 44115. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

Item 3.           Source and Amount of Funds

                  Item 3 is amended to add the following:

                  From November 25, 1997 to December 9, 1997, Gabriel purchased an aggregate of 37,411 shares of Common Stock at an aggregate cost of $94,493 using its own funds and Ariel Fund purchased an aggregate of 55,189 shares of Common Stock at an aggregate cost of $139,400 using its own funds. See Item 5 hereto.

Item 5.           Interest in Securities of the Issuer

                  Item 5 is amended and restated in its entirety as follows:

                  (a) and (b) Gabriel is the beneficial owner of 239,270 shares of Common Stock and Warrants to purchase 270,116 shares of Common Stock, for a total beneficial ownership of 509,386 shares or 3.1% of the outstanding shares of Common Stock.

                  Ariel Fund is the beneficial owner of 321,262 shares of Common Stock and Warrants to purchase 270,116 shares of Common Stock, for a total beneficial ownership of 591,378 shares or 3.6% of the outstanding shares of Common Stock.

                  Ariel, as Investment Advisor to Ariel Fund, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 591,378 shares of Common Stock (assuming exercise of the Warrants) owned by Ariel Fund. Accordingly, Ariel may be deemed to be the beneficial owner of 591,378 shares of Common Stock, or 3.6% of the outstanding shares of Common Stock.

                  As the General Partner of Gabriel, Merkin has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 509,386 shares of Common Stock (assuming exercise of the Warrants) owned by Gabriel. In addition, as the sole shareholder and president of Ariel, Merkin may be deemed to have the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 591,378 shares of Common Stock (assuming exercise of the Warrants) owned by Ariel Fund. Accordingly, Merkin may be deemed to be the beneficial owner of 1,100,764 shares of Common Stock, or 6.7% of the outstanding shares of Common Stock.

                  The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 16,360,829 outstanding shares of Common Stock of the Issuer as of November 13, 1997, as reported in the Issuer's Quarterly Report on Form 10-QSB for the period ended September 30, 1997.

                  The Warrants are exercisable for a period of ten years from the date of issuance at an exercise price of $2.33 per share of Common Stock.

                  (c) Schedule I indicates the transactions effected by the Reporting Persons in the Common Stock during the past 60 days. All such trades were purchases effected through the public markets.

                  (d)      Not Applicable.

                  (e)      Not Applicable.

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     GABRIEL CAPITAL, L.P.

                                     By:  /s/ J. Ezra Merkin
                                        --------------------------
                                           Title:  General Partner


                                     ARIEL FUND LIMITED

                                     By: MEESPIERSON MANAGEMENT
                                         (CAYMAN) LIMITED

                                     By: /s/ David Richardson; /s/ John Lyseght
                                        ---------------------------------------
                                         Name:  David Richardson; John Lyseght
                                         Title: Director; Authorized Signature



                                     ARIEL MANAGEMENT CORP.

                                     By: /s/ J. Ezra Merkin
                                        ---------------------------
                                           Name:  J. Ezra Merkin
                                           Title:  President

                                     /s/ J. Ezra Merkin
                                     ------------------
                                     J. Ezra Merkin

Dated:  December 15, 1997

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                                   Schedule I

           Purchase of Shares of Common Stock Within the Last 60 Days.



                                                         Number of Shares
                                 Aggregate Share
  Date       Price Per Share        Amount            Ariel Fund       Gabriel
  ----       ---------------        ------            ----------       -------
11/25/97         $2.50               5,000               2,980           2,020
12/1/97           2.5625             5,500               3,278           2,222
12/1/97           2.625              6,400               3,814           2,586
12/1/97           2.50              25,700              15,317          10,383
12/2/97           2.50              40,000              23,840          16,160
12/9/97           2.625             10,000               5,960           4,040